                                   FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the Month of May 2002

                        CORDIANT COMMUNICATIONS GROUP PLC
                  --------- ----------------------------------
                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England
                     --------------------------------------
                    (Address of principal executive offices)

FORWARD LOOKING AND CAUTIONARY STATEMENTS

          This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the
words "believe," "may," "will," "estimate," "continue," "anticipate," "intend,"
"expect" and similar expressions identify forward looking statements. The
Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets.
Additionally, this report contains a number of "forward looking statements"
relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

INCORPORATION BY REFERENCE

          This report shall be deemed to be incorporated by reference into the prospectus forming a part of the Registrant's Registration Statement on Form F-3
(No. 333-46570) and to be a part of such prospectus from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   CORDIANT COMMUNICATIONS GROUP PLC
                                   (Registrant)

                                    By:     /s/  Michael Bungey
                                            ------------------------------------
                                    Title:  Director and Chief Executive Officer

Date:    May 3, 2002

                                                                       Exhibit 1

                        CORDIANT COMMUNICATIONS GROUP PLC
                                  ("Cordiant")

                               NOTIFIABLE HOLDINGS

Cordiant was notified on 9 January 2002 that Harris Associates L.P. has a holding of 27,332,070 Ordinary shares, representing 6.81% of the issued share capital of the Company.

                                                                  9 January 2002

Enquiries:

Cordiant                                      Tel: +44 207 262 4343
Nathan Runnicles

College Hill                                  Tel: +44 207 457 2020
Alex Sandberg
Dick Millard

                               NOTIFIABLE HOLDINGS

Cordiant was notified on 15 January 2002 that Fidelity International Limited
(FIL) and its direct and indirect subsidiaries have a holding of 30,926,003
Ordinary shares, representing 7.71% of the issued share capital of the Company.

                                                                 16 January 2002

Enquiries:

Cordiant                                      Tel: +44 207 262 4343
Nathan Runnicles

College Hill                                  Tel: +44 207 457 2020
Alex Sandberg
Dick Millard

                               NOTIFIABLE HOLDINGS

Cordiant was notified on 18 January 2002 that Harris Associates L.P. has a holding of 31,386,070 Ordinary shares, representing 7.83% of the issued share capital of the Company.

                                                                 18 January 2002

Enquiries:

Cordiant                                      Tel: +44 207 262 4343
Nathan Runnicles

College Hill                                  Tel: +44 207 457 2020
Alex Sandberg
Dick Millard

                               NOTIFIABLE HOLDINGS

Cordiant was notified on 31 January 2002 that Harris Associates L.P. has a holding of 36,809,070 Ordinary shares, representing 9.18% of the issued share capital of the Company.

                                                                 31 January 2002

Enquiries:

Cordiant                                      Tel: +44 207 262 4343
Nathan Runnicles

College Hill                                  Tel: +44 207 457 2020
Alex Sandberg
Dick Millard

                               NOTIFIABLE HOLDINGS

Cordiant was notified on 1 February 2002 that Standard Life Group no longer has a notifiable interest in the issued share capital of the Company.

                                                                 1 February 2002

Enquiries:

Cordiant Communications Group                 Tel: +44 207 262 4343
Nathan Runnicles

College Hill                                  Tel: +44 207 457 2020
Dick Millard
Alex Sandberg

                               NOTIFIABLE HOLDINGS

Cordiant was notified on 1 February 2002 that Fidelity International Limited
(FIL) and its direct and indirect subsidiaries have a holding of 27,839,964
Ordinary shares, representing 6.94% of the issued share capital of the Company.

                                                                 1 February 2002

Enquiries:

Cordiant                                      Tel: +44 207 262 4343
Nathan Runnicles

College Hill                                  Tel: +44 207 457 2020
Alex Sandberg
Dick Millard

                               NOTIFIABLE HOLDINGS

Cordiant was notified on 8 February 2002 that Fidelity International Limited
(FIL) and its direct and indirect subsidiaries have a holding of 28,151,764
Ordinary shares, representing 7.02% of the issued share capital of the Company.

                                                                 8 February 2002

Enquiries:

Cordiant                                      Tel: +44 207 262 4343
Nathan Runnicles

College Hill                                  Tel: +44 207 457 2020
Alex Sandberg
Dick Millard

                               NOTIFIABLE HOLDINGS

Cordiant was notified on 8 March 2002 that Harris Associates L.P. has a holding of 42,004,070 Ordinary shares, representing 10.47% of the issued share capital of the Company.

                                                                    8 March 2002

Enquiries:

Cordiant                                      Tel: +44 207 262 4343
Nathan Runnicles

College Hill                                  Tel: +44 207 457 2020
Alex Sandberg
Dick Millard

                               NOTIFIABLE HOLDINGS

Cordiant was notified on 8 March 2002 that Fidelity International Limited (FIL)
and its direct and indirect subsidiaries have a holding of 27,443,005 Ordinary shares, representing 6.84% of the issued share capital of the Company.

                                                                    8 March 2002

Enquiries:

Cordiant                                      Tel: +44 207 262 4343
Nathan Runnicles

College Hill                                  Tel: +44 207 457 2020
Alex Sandberg
Dick Millard

                               NOTIFIABLE HOLDINGS

Cordiant was notified on 12 March 2002 that Fidelity International Limited (FIL)
and its direct and indirect subsidiaries have a holding of 23,412,505 Ordinary shares, representing 5.84% of the issued share capital of the Company.

                                                                   12 March 2002

Enquiries:

Cordiant                                      Tel: +44 207 262 4343
Nathan Runnicles

College Hill                                  Tel: +44 207 457 2020
Alex Sandberg
Dick Millard

                               NOTIFIABLE HOLDINGS

Cordiant was notified on 26 March 2002 that CGNU plc has a holding of 36,349,479
Ordinary shares, representing 9.06% of the issued share capital of the Company.

                                                                   26 March 2002

Enquiries:

Cordiant                                      Tel:  +44 207 262 4343
Nathan Runnicles

College Hill                                  Tel:  +44 207 457 2020
Alex Sandberg
Dick Millard

                               NOTIFIABLE HOLDINGS

Cordiant was notified on 25 April 2002 that CGNU plc has a holding of 36,634,843
Ordinary shares, representing 9.02% of the issued share capital of the Company.

                                                                   25 April 2002

Enquiries:

Cordiant                                      Tel:  +44 207 262 4343
Nathan Runnicles

College Hill                                  Tel:  +44 207 457 2020
Alex Sandberg
Dick Millard

                               NOTIFIABLE HOLDINGS

Cordiant was notified on 2 May 2002 that CGNU plc has a holding of 40,758,263
Ordinary shares, of which 40,724,944 Ordinary shares are held by its subsidiary
Morley Fund Management Ltd, representing 10.04% of the issued share capital of the Company.

                                                                      2 May 2002

Enquiries:

Cordiant                                      Tel:  +44 207 262 4343
Nathan Runnicles

College Hill                                  Tel:  +44 207 457 2020
Alex Sandberg
Dick Millard